SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

                               CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that it received on August 10, 2018, from the Securities and Exchange Commission, the Official Letter No. 312/2018/CVM/SEP/GEA-1, requesting clarifications regarding the news published in the newspaper “Valor Econômico”, Companies section, under the heading: “Eletrobras already has a new name for Distribution Officer”, which includes the information transcribed at the end of this annoucement.

Related to the above mentioned Official Letter, we clarify that:

1- The former Distribution Officer, Luiz Henrique Hamann left the Company on the last Thursday, August 9, taking office as CEO of Centrais Elétricas do Norte do Brasil S.A. – Eletronorte. In his place, the CEO of Eletrobras, Wilson Ferreira Junior, has temporarily took office;

2- The selection processes for positions in the Company's Senior Management comply with all pertinent legislation, including Law 13,303/16, which in turn determines that all the names indicated are appreciated by the Personnel and Eligibility Management Committee (CGPE).

3 - The Company will keep the market informed on the matter discussed in this Market Announcement.

Rio de Janeiro, August 13, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Official Letter No. 266/2018/CVM/SEP/GEA-1

Rio de Janeiro, August 10, 2018.

“Subject: Request for clarification on news.

Mr Director

1.   In reference to the news published on this date, in Valor Econômico newspaper, Companies section, under the heading: “Eletrobras already has a new name for Distribution Officer”  which includes the following statements:

The consultant of FGV Energia and lawyer specialized in the electric sector Gustavo de Marchi was nominated to assume the distribution board of Eletrobras, stated the newspaper. The new director will have the mission to prepare the five distribution companies still under management of the state for privatization.

2.   In this regard, we request a statement from the company regarding the veracity of the news and, if so, explain the reasons why it was not considered a material fact, as well as comment on other information considered important on the subject.

3.   Such manifestation should occur through the system Empresas.NET, category: Comunicado ao Mercado, type: Esclarecimentos sobre questionamentos da CVM/B3, subject: Notícia Divulgada na Mídia, which should include the transcription of this letter.

4.   We hereby warn that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law No. 6,385/76 and CVM Instruction No. 452/07, a fine of BRL 1,000.00 (one thousand reais) may be applied, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 08.13.2018, notwithstanding the provisions of sole paragraph of art. 6 of CVM Instruction No. 358/02.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.